Exhibit 99.3

TABLE  - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	September 30,
	2011	2010
	(Unaudited)

Revenues	$20,088	$14,668
Cost of revenues	5,728	4,125

Gross profit	14,360	10,543

Operating expenses:
Research and development costs, net	3,467	2,945
Sales and marketing	6,575	5,611
General and administrative	2,379	1,382
Total operating expenses	12,421	9,938
Operating profit	1,939	605
Financial and other income (expenses), net	149	247
Profit (loss) before income tax expenses	2,088	852

Tax expenses	13	100
Net profit (loss)	2,075	752

Basic net profit (loss) per share	$0.09	$0.03

Diluted net profit (loss) per share	$0.08	$0.03

Weighted average number of shares
used in computing basic net
earnings per share	24,296,038	22,813,134

Weighted average number of shares
used in computing diluted net
earnings per share	26,184,244	23,642,725

TABLE  - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$29,794	$42,858
Short term deposits	18,000	-
Marketable securities and restricted cash	18,872	16,591
Trade receivables, net	12,799	10,739
Other receivables and prepaid expenses	4,063	4,958
Inventories	9,048	10,830
Total current assets	92,576	85,976

LONG-TERM ASSETS:
Severance pay fund	179	162
Other assets	246	340
Total long-term assets	425	502

PROPERTY AND EQUIPMENT, NET	5,144	5,193
GOODWILL AND INTANGIBLE ASSETS, NET	3,425	3,516

Total assets	$101,570	$95,187

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,830	$5,140
Deferred revenues	10,317	10,828
Other payables and accrued expenses	10,149	10,167
Total current liabilities	24,296	26,135

LONG-TERM LIABILITIES:
Deferred revenues	4,065	3,873
Accrued severance pay	213	191
Total long-term liabilities	4,278	4,064

SHAREHOLDERS' EQUITY	72,996	64,988

Total liabilities and shareholders' equity	$101,570	$95,187

TABLE  - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

Three Months Ended
September 30,
2011
(Unaudited)

Cash flows from operating activities:

Net income (loss)	$2,075
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	712
Write-off of property and of equipment, net	-
Stock-based compensation related to options granted to employees and non-employees	506
Amortization of intangible assets	30
Capital loss	-
Increase (Decrease) in accrued severance pay, net	(1)
Decrease in other assets	95
Decrease in accrued interest and amortization of premium on marketable securities	19
Decrease (Increase) in trade receivables	(1,657)
Decrease in other receivables and prepaid expenses	2,129
Decrease (Increase) in inventories	676
Decrease in long-term deferred taxes
Increase (Decrease) in trade payables	1,735
Increase (Decrease) in employees and payroll accruals	95
Increase (Decrease) in deferred revenues	(1,383)
Increase (Decrease) in other payables and accrued expenses	(1,649)
Other than temporary loss on marketable securities	-

Net cash provided by operating activities	3,382

Cash flows from investing activities:

Increase in restricted deposit	-
Investment in short-term deposits	(18,000)
Redemption of short-term deposits
Purchase of property and equipment	(740)
Proceeds from sale of property and equipment	-
Investment in marketable securities	(2,317)
Proceeds from redemption or sale of marketable securities	803

Net cash provided by (used in) investing activities	(20,254)

Cash flows from financing activities:
Exercise of warrants and employee stock options and repayment of non-recourse loan	550
Net cash provided by financing activities	550

Increase (Decrease) in cash and cash equivalents	(16,322)
Cash and cash equivalents at the beginning of the period	46,116

Cash and cash equivalents at the end of the period	$29,794